EXHIBIT 99.1

TOP SHIPS INC. ANNOUNCES COMPLETION OF ATM ON MARCH 27, 2020 AND CONCLUSION OF SALE OF ONE OF ITS 50% OWNED VESSELS

ATHENS, Greece, March 30, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that its 50% subsidiary, City of Athens Pte., concluded the previously announced sale of its 100% owned vessel, M/T Holmby Hills, and that the cash release to the Company amounts to $10.2 million.

Furthermore the Company expects to conclude the sale of its second 50% owned vessel (also previously announced) within the second week of April and depending on the exact date that the sale takes place and on prevailing USD Swap rates at the time of closing, the Company estimates that the cash release from that sale will also result in a cash release of about $10 million.

The Company also announced that on March 27, 2020 the Equity Distribution Agreement with Maxim Group LLC (the “ATM”) that the Company entered into on March 11, 2020 was completed.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org